Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201338
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 2, 2015)

39,305,467 Shares
MPM Holdings Inc.
Common Stock

This is supplement no. 6 to the prospectus dated July 2, 2015 that relates to the offer and resale of up to an aggregate of 39,305,467 shares of common stock of MPM Holdings Inc. (the “Company”) by the selling stockholders identified in the prospectus. The shares being offered by the selling stockholders have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-201338. We are not selling any shares under the prospectus. We will not receive any proceeds from the sale of shares being offered by the selling stockholders.

The selling stockholders may offer shares of our common stock from time to time, if and to the extent as they may determine, through public or private transactions or through other means described under “Plan of Distribution” at the current fixed price per share of $20.33 for our common stock until such shares are quoted on the OTCBB, OTCQX or OTCQB or listed on an exchange and thereafter at prevailing market prices or at privately negotiated prices.

Our common stock is not listed on any national securities exchange and no public market currently exists for our common stock.

Recent Developments
We have attached to this prospectus supplement the Form 8-K of the Company filed on December 10, 2015. The attached information updates and supplements, and should be read together with, the Company’s prospectus dated July 2, 2015, as supplemented from time to time.

See “Risk Factors” beginning on page 12 of the prospectus for a discussion of certain risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 10, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): December 7, 2015

MPM HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-201338	47-1756080
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

MOMENTIVE PERFORMANCE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Delaware	333-146093	20-5748297
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

260 Hudson River Road Waterford, NY 12188	(518) 233-3330
(Address of principal executive offices including zip code)	(Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In accordance with the Board Composition Agreement (“Agreement”) dated as of October 24, 2014 by and among MPM Holdings Inc., a Delaware corporation (the “Company”), and each of the stockholders of the Company party thereto, as a result of a vacancy on the Company’s Board of Directors (the “Board”) and pursuant to notice given by the Independent Directors (as defined in the Agreement), on December 7, 2015 Jeffrey M. Nodland was appointed as a director to serve on the Board. Mr. Nodland replaces Daniel C. Murphy who resigned from Momentive’s Board of Directors on August 27, 2015. Mr. Nodland has also been elected to serve on the Environment, Health and Safety Committee of the Board.

Mr. Nodland is entitled to receive compensation applicable to all of the Company's directors as described in the Company's Registration Statement on Form S-1 filed June 18, 2015, under the sub-heading “Narrative to the Director Compensation Table.” There is no other material Company plan, contract or arrangement in which Mr. Nodland will participate in connection with his appointment.

A copy of the news release dated December 10, 2015 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)    Exhibits

Exhibit 99.1	News release of MPM Holdings Inc. dated December 10, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MPM HOLDINGS INC.

Date: December 10, 2015	/s/ John G. Boss
John G. Boss
Chief Executive Officer

MOMENTIVE PERFORMANCE MATERIALS INC.

/s/ John G. Boss
John G. Boss
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News release of MPM Holdings Inc. dated December 10, 2015.

260 Hudson River Road Waterford, NY 12188 momentive.com	NEWS RELEASE

FOR IMMEDIATE RELEASE

Jeffrey M. Nodland Joins Momentive’s Board of Directors

WATERFORD, N.Y. (December 10, 2015) - MPM Holdings Inc. (“Momentive” or the “Company”) today announced that Jeffrey M. Nodland has been elected to Momentive’s Board of Directors, effective December 7, 2015. Mr. Nodland was also appointed to the Environment, Health and Safety Committee of the Board. Mr. Nodland replaces Daniel C. Murphy who resigned from Momentive’s Board of Directors on August 27, 2015.

Mr. Nodland has an extensive track record of executive leadership within the specialty chemicals, industrial manufacturing and consumer products sectors. He currently serves as President and Chief Executive Officer of KIK Custom Products, a manufacturer of both national and retailer brand consumer products throughout North America and a leader in manufacturing of chemicals for the pool and spa markets. Mr. Nodland previously served as President of Hexion Specialty Chemicals, Inc.’s Coatings & Inks Division and President and Chief Operating Officer of Resolution Specialty Materials. In addition, Mr. Nodland served as President and Chief Operating Officer of Resolution Performance Products, CEO and President of McWhorter Technologies and held several management roles for The Valspar Corporation. Mr. Nodland served as a member of the Board of Directors of California Products Corporation and also previously served on the Board of Directors of Texas Petrochemicals Group.

“We believe Jeff’s extensive experience within the specialty materials and chemicals industry, as well as his expertise in building global businesses, will be extremely valuable as Momentive continues to grow around the world,” said Bradley Bell, Chairman of the Board. “We appreciate his willingness to serve as a director and look forward to benefiting from his judgment and counsel.”
About Momentive

Momentive is a global leader in silicones and advanced materials, with a 75-year heritage of being first to market with performance applications for major industries that support and improve everyday life. Momentive delivers science-based solutions, by linking custom technology platforms to opportunities for customers. Additional information is available at www.momentive.com.

Contact
Media and Investors:
John Kompa
614-225-2223
john.kompa@momentive.com